Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-195696

June 9, 2014

Zhaopin Limited

Zhaopin Limited, or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may get these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering in the United States will arrange to send you the prospectus if you request it by contacting Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, Eleven Madison Avenue, 1B, New York, NY 10010, +1 (800) 221-1037, newyork.prospectus@credit-suisse.com or the Prospectus Department of UBS Securities LLC, 299 Park Avenue, New York, NY 10171, +1 (888) 827-7275. You may also access the Company’s most recent prospectus dated June 9, 2014, which is included in Amendment No. 3 to the Company’s registration statement on Form F-1, as filed with the SEC via EDGAR on June 9, 2014, or Amendment No.  3, by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1378564/000119312514229729/d653603df1a.htm

The following information supplements and updates the information contained in the Company’s preliminary prospectus dated June 2, 2014. All references to page numbers are to page numbers in Amendment No. 3.

(1) Add the following text to the end of the last paragraph on page 47 under the heading “Risks Related to Our ADSs and This Offering” of the “Risk Factors” section:

In addition, in connection with the Concurrent Private Placement, we will enter into a registration rights agreement with PCV Belge SCS, pursuant to which we will grant it Form F-3 registration rights and the piggyback registration rights. Registration of these shares under the Securities Act may result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market, or the perception that such sales could occur, could cause the price of our ADSs to decline. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

(2) Amend the first full paragraph on page 100 under the heading “Liquidity and Capital Resources” of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section:

In May 2014, we renewed the 2013 Facility 2 by increasing the facility limit from US$13 million to US$18 million. This renewed bank loan facility, or the 2014 Facility 3, is available to us until April 30, 2016, at a floating interest rate of 1% per annum above one month LIBOR. In June 2014, we made US$1 million drawdown to fund the remaining purchase consideration for the acquisition of Jobs DB China Investment Limited. As of the date of this prospectus, the outstanding balance under this facility remains at US$14 million due in July 2016.

(3) Add the following paragraph on page 146 under the new heading “Registration Rights” of the “Description of Share Capital” section:

In connection with the Concurrent Private Placement, we will enter into a registration rights agreement with PCV, pursuant to which we will grant it Form F-3 registration rights and the piggyback registration rights. In addition, we will agree to pay expenses relating to its exercise of Form F-3 registration rights and piggyback registration rights, except for the legal fees incurred by PCV and underwriting discounts and commissions relating to the sale of securities, unless, subject to a few exceptions, a registration request is subsequently withdrawn at the request of PCV.

(4) Add the following paragraph on page 165 under the new heading “Registration Rights” of the “Shares Eligible for Future Sale” section:

Upon the completion of this offering, PCV Belge SCS will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital—Registration Rights.”

(5) Add the following sentence to the end of the third full paragraph on page 174 of the “Underwriting” section:

In connection with this investment, we have agreed to pay an aggregate placement fee equal to 6% of the aggregate purchase price for the investment to Credit Suisse Securities (USA) LLC and UBS Securities LLC as the placement agents.

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